

August 27, 2013

<u>Via E-mail</u>
Mark A. Maki
Principal Executive Officer
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 7702

      Re: Midcoast Energy Partners, L.P.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 8, 2013
            File No. 333-189341

Dear Mr. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Items Affecting the Comparability of Our Financial Results, page 100</u>

1. We note your response to comment 18 of our letter dated July 12, 2013, that "[f]ollowing the completion of the offering, EEP will no longer provide financial support to Midcoast Operating at no cost, and [you] will be responsible for [y]our proportionate share of Midcoast Operating's annual expenses attributable to the financial support agreement." Please include this discussion in your disclosure to clearly indicate that upon completion of the offering EEP will no longer provide the financial support at no cost.

<u>Our Partnership Agreement, page 227</u>

2. We note that your partnership agreement will include an exclusive forum provision. Please tell us what consideration you gave to including risk factor disclosure advising registrants about the consequences of this provision.

Consolidated Financial Statements

Notes to Unaudited Financial Statements, page F-7

3. We note your response to comment 31 of our letter dated July 12, 2013. We are still not clear from your response as to why you intend to treat a portion of allocated costs as not a cost of doing business in the statements of income due to the fact the EEP is waiving collection of such expenses. Please elaborate further for us your rationale for this accounting policy including why this treatment results in the statements of income reflecting all costs of doing business assuming allocated costs represent the best estimate of the partnerships proportionate share of actual common costs. Similarly, help us understand the significance of your statement that "…EEP will retain the ultimate obligation for these expenses rather than allocating the costs to Midcoast Operating, LP." and how that justifies excluding such expense as opposed to viewing such forgiven allocations as a capital contribution. We assume by "these expense" you are referring to the excluded allocated amounts.

Midcoast Operating, L.P. Consolidated Financial Statements

General

4. Please note the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Midcoast Operating, L.P. Notes to the Consolidated Financial Statements

Note 8. Related Party Transactions, page F-33

5. We note your response to comment 35 of our letter dated July 12, 2013. Given the significance of the reimbursements under the general and administrative service agreement to the O&M and G&A line items in the income statement, we believe the prominence of such items may be undermined by placement in a footnote towards the end of the financial statements. Please elaborate further for us why you believe that presenting the separate captions specified in Rule 4-08(k) of Regulation S-X would not materially enhance your existing disclosure. When related party transactions comprise a significant portion of a financial statement line item, we generally believe the presumption is that the prominence of such items is enhanced by disclosing them on the face of the financial statements or parenthetically as opposed to the footnotes.

6. We note your response to comment 28 of our letter dated July 12, 2013. With an analogous view towards presenting something akin to the analysis of intercompany account balance described within Question 4 of SAB Topic 1.B.1, please tell us your

ability to quantify or provide some form of quantifiable analysis of the notional amount of financial support that was previously provided to your predecessor in the predecessor's financial statements.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director